Envoy Capital Group Inc.
First Quarter Report 2008

Dear Shareholders
The first quarter of fiscal 2008 was a profitable quarter for Envoy. Our net earnings for the three months ended December 31, 2007 were $358,000 or $.04 per fully diluted share, compared with net earnings of $1.6 million or $.08 per fully diluted share last year. The earnings per share calculations were based on 9,504,467 fully diluted shares for the period ended December 31, 2007 and 19,437,820 fully diluted shares for the period ended December 31, 2006.
In January 2007, Envoy repurchased and cancelled 9,002,383 common shares pursuant to a modified Dutch Auction tender offer. The shares repurchased and cancelled represented 46.5% of Envoy’s issued and outstanding common shares.
In addition, during fiscal 2007, Envoy repurchased and cancelled 813,466 shares pursuant to a normal course issuer bid. In February 2008, Envoy received approval from the Toronto Stock Exchange for the repurchase and cancellation of an additional 903,880 common shares over the twelve month period from February 7, 2008 to February 6, 2009.
During the first quarter of this year, our Branding business, Watt International Inc. (“Watt”), generated a pre tax operating profit of approximately $548,000 on revenue of $3.7 million. This compares to pre tax operating profit of $400,000 in the first quarter last year on revenue of $2.6 million. This represents a revenue growth of approximately 43% year over year and a growth in pre tax operating profit of 37% over the same period.
Watt has been successful in recent months in winning new customer relationships and expanding relationships with existing customers. This new business is now working its way through completion and is reflected in the revenue growth this quarter. The main geographic areas of growth this quarter were the USA and Dubai. Watt has historically been a market leader in the USA for retail branding solutions and recently it expanded its business by establishing an office in Dubai. The geographic region is undergoing major growth and we see significant opportunity to utilize our knowledge and experience in retail branding to develop additional opportunities for growth. The ability to generate new business wins from major international retailers demonstrates the strength and reputation of the brand name “Watt” in the marketplace.
Our Merchant Banking business, Envoy Capital Group, earned a pre tax operating profit of $547,000 in the three months ended December 31, 2007, compared with a pre tax operating profit of $1.9 million during the same period last year. Investment income in the current quarter (including realized and unrealized gains, interest and dividends) totaled $1.0 million, compared to $2.4 million last year. Based on an average capital base of approximately $33 million, this represents a return of approximately 3.1% for the current quarter. Last year the return was 7% on an average capital base of $35 million.
The principal reason for the decline in our investment return year over year was the performance of the public markets this year compared to the same three month period last year. During the first quarter of fiscal 2007 the market returns were very strong and

Envoy’s investment income reflected that strong performance. During the first quarter of 2008, investment returns on both North American and major international markets were negative. Despite these negative market returns, Envoy generated a 3% return on its invested assets over this period, significantly better than the major market indices. The better investment performance in the current quarter compared to the major market indices is the result of our decision to move cash out of the equity market, no exposure to the sub prime mortgages or asset backed commercial paper and the performance of certain other portfolio investments.
Our corporate expenses relate primarily to accounting, finance, legal and regulatory reporting compliance matters. In the first quarter last year, corporate expenses were offset by investment income of $307,000 earned on cash set aside to fund the Dutch Auction, which closed in January 2007. Excluding this investment income, our corporate expenses in the current quarter were lower than expenses for the same period last year. We will continue to look for cost savings opportunities and efficiencies in these areas as we move forward.
In the context of the overall market performance, we are pleased with the results of our first quarter. Looking forward, there will be some short term volatility for our Merchant Banking business until there is evidence of economic improvement in the U.S. and the problems associated with the sub prime mortgage market are worked out of the system. We will continue to invest our assets cautiously.
Thank you for your continued support.

Envoy Capital Group Inc.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS
Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.
The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.
The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Consolidated Balance Sheets
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

		December 31	September 30
As at:		2007	2007

Assets

Current
Cash		$1,593,994	$759,475
Cash held in escrow	note 8	2,831,245	2,803,549
Investments held for trading	note 3	25,992,982	27,601,815
Accounts receivable		5,874,734	5,305,952
Future income taxes		1,133,258	1,133,258
Prepaid expenses and deferred charges		718,961	734,409
Loans receivable		493,746	493,746

		38,638,920	38,832,204

Investments	note 3 & 4	1,674,420	1,674,105
Loans receivable		740,619	864,056
Property, plant and equipment		1,299,261	1,444,603
Goodwill and other assets		4,407,434	4,407,434
Future income taxes		3,569,912	3,569,912

		$50,330,566	$50,792,314

Liabilities and Shareholders’ Equity

Current
Bank indebtedness		$1,310,000	$1,975,000
Accounts payable and accrued liabilities		3,261,420	2,993,462
Deferred revenue		662,890	509,374
Current portion of long-term debt	note 5	88,651	87,878

		5,322,961	5,565,714

Long-term debt	note 5	47,143	69,599

		5,370,104	5,635,313

Shareholders’ equity
Share capital	note 6	10,327,524	10,516,344
Contributed surplus		23,848,595	24,216,052
Warrants		6,542,456	6,542,456
Stock based compensation		864,533	864,533
Retained earnings		3,452,345	3,094,135
Accumulated other comprehensive income		(74,991)	(76,519)

		44,960,462	45,157,001

		$50,330,566	$50,792,314

On behalf of the Board:
(signed)	(signed)
Geoffrey B. Genovese,	John H. Bailey,
Director	Director
The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Consolidated Statements of Operations
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:		December 31	December 31
		2007	2006

Net revenue from consumer branding business		$3,668,929	$2,568,584
Net investment gains	note 3	734,152	2,236,355
Interest and dividend income	note 3	287,809	207,429

		4,690,890	5,012,368

Operating expenses:
Salaries and benefits		3,216,524	2,496,138
General and administrative		787,320	641,719
Occupancy costs		157,107	184,243

		4,160,951	3,322,100

Depreciation		187,546	191,436

Investment earnings		—	(307,500)

Interest expense and financing costs		9,963	13,311

		4,358,460	3,219,347

Earnings before income taxes		332,430	1,793,021

Income tax (recovery) expense		(25,780)	205,150

Net earnings		$358,210	$1,587,871

Earnings per share
Basic		$0.04	$0.08
Diluted		$0.04	$0.08

Weighted average number of common shares outstanding — basic		9,504,467	19,421,415
Weighted average number of common shares outstanding — fully diluted		9,504,467	19,437,820

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Consolidated Statements of Comprehensive Income
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:	December 31	December 31
	2007	2006

Net earnings	$358,210	$1,587,871

Other comprehensive income:
Gain on foreign currency translation	1,528	11,105

Comprehensive income	$359,738	$1,598,976

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Consolidated Statements of Retained Earnings
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:	December 31	December 31
	2007	2006

Retained earnings (deficit), beginning of period	$3,094,135	$(40,266,401)

Transitional adjustment on adoption of financial instruments	—	77,416

Net earnings	$358,210	1,587,871

Retained earnings (deficit), end of period	$3,452,345	$(38,601,114)

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Consolidated Statements of Cash Flows
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:	December 31	December 31
	2007	2006

Cash flows from operating activities:

Net earnings	$358,210	$1,587,871

Items not involving cash:
Depreciation	187,546	191,436
Stock based compensation	—	6,594
Future income taxes	—	205,150
Realized (gains) losses on investment portfolio	4,659	—

Net change in non-cash working capital balances:
Accounts receivable	(568,782)	(718,252)
Prepaid expenses and deferred charges	15,448	(570,914)
Investments held for trading	1,608,833	716,547
Accounts payable and accrued liabilities	267,958	(1,397,863)
Deferred revenue	153,516	26,886
Cash held in escrow	(27,696)	(27,385)

Net cash provided by (used in) operating activities	1,999,692	20,070

Cash flows from financing activities:
Operating line of credit	(665,000)	—
Long-term debt repayments	(21,683)	(25,207)
Issuance of common shares, net of share issue costs	16,666	—
Share buy back under normal course issuer bid	(572,943)	—

Net cash provided by (used in) financing activities	(1,242,960)	(25,207)

Cash flows from investing activities:
Loans receivable	123,437	122,614
Purchase of capital assets	(42,204)	(12,029)
Investments	(4,974)	(1,073,307)

Net cash provided by (used in) investing activities	76,259	(962,722)

Change in cash balance due to foreign exchange	1,528	11,105

Net change in cash	834,519	(956,754)

Cash, beginning of period	759,475	758,195

Cash, end of period	$1,593,994	$(198,559)

Supplemental cash flow information:
Interest paid	$19,668	$11,124
Income taxes (received) paid	(25,780)	—

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Consolidated Statement of Shareholders Equity
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

						Accumulated
						other
						comprehensive	Total
		Contributed		Stock based	Retained	income	shareholders’
	Share capital	surplus	Warrants	compensation	earnings	(restated)	equity

Balance, October 1, 2007	$10,516,344	$24,216,052	$6,542,456	$864,533	$3,094,135	$(76,519)	$45,157,001

Share repurchases pursuant to normal course issuer bid (note 10)	(205,486)	(367,457)					(572,943)

Share issuances pursuant to stock options exercised (note 10)	16,666						16,666

Net earnings for the year					358,210		358,210

Unrealized gain on foreign exchange translation						1,528	1,528

Balance, December 31, 2007	$10,327,524	$23,848,595	$6,542,456	$864,533	$3,452,345	$(74,991)	$44,960,462

The accompanying notes are an integral part of these statements

1.	Basis of presentation
These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada. These interim financial statements do not include all the note disclosure required for annual financial statements and therefore should be read in conjunction with Envoy’s annual consolidated financial statements for the year ended September 30, 2007.
In the opinion of management, all adjustments considered necessary for fair presentation have been included. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period.
Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for 2008.
2.	Significant accounting policies
Accounting policies followed in the preparation of the December 31, 2007 interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements.
3.	Investments

	December 31	September 30
	2007	2007

Investments held for trading

Cash and equivalents	$1,149,574	$673,141

Publicly-traded investments
Fixed income	108,119	10,278,656
Equities	16,892,470	14,817,518
Discount securities	4,980,901	—

	21,981,490	25,096,174

Privately-held investments
Equities	2,861,918	1,832,500

Total investments held for trading	$25,992,982	$27,601,815

Investments

Real estate	$1,474,420	$1,474,105
Investment in Capital Pool Company	200,000	200,000

Total investments	$1,674,420	$1,674,105

3.	Investments (continued)
As at December 31, 2007 the portfolio of investments held for trading was invested in marketable securities, including discount notes, bonds and common shares, as well as common shares in privately held companies. The specific investments within the portfolio will vary depending on market conditions. At December 31, 2007, the discount securities mature within six months at their face value.
The Company currently owns two investment properties on Queen St. in Toronto, which it plans to develop. The cost of the property and related development costs are included in Investments.
In April 2007, Envoy founded Sereno Capital Corporation (“Sereno”), a Capital Pool Company, under the specific provisions of the TSX-V program. During fiscal 2007, the Company invested $200,000 in Sereno and at December 31, 2007 Envoy owned an approximate 30% interest. Members of Envoy’s management group are also officers and directors of Sereno and exercise significant influence. The investment in Sereno has been accounted for using the equity method.
4.	Related party transactions
During the first quarter of fiscal 2008, one of the Company’s directors charged the Company $97,500 for legal services
During fiscal 2006, ECG Properties Inc. (“ECGP”), a newly created wholly-owned subsidiary of the Company, entered into an agreement with an officer of the Company to jointly purchase three investment properties located on Queen Street West in Toronto. The agreement provided that the costs of acquisition, including legal fees, disbursements, land transfer taxes and development costs, be funded equally by both parties.
During the first quarter of fiscal 2007 the agreement was terminated and the Company purchased the related parties interest in the properties for a cash payment of $945,133 net of a loan receivable of $56,221.
In June 2007, ECGP sold one of its investment properties to an officer of the Company. The net selling price was $625,000.
Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

5.	Long-term debt

	December 31	September 30
	2007	2007

Loan payable to landlord, 3.5% per annum, due July 1, 2009, repayable in blended monthly instalments of $7,666.	$135,974	$157,477

Less current portion	88,651	87,878

	$47,143	$69,599

6.	Share capital
Authorized: Unlimited common shares without par value Issued:

	Three months ended		Fiscal year ended
	December 31, 2007		September 30, 2007
	Number		Number
	of shares	Amount	of shares	Amount

Balance, beginning of period	9,637,233	$10,516,344	19,421,415	$97,186,342
Common shares issued (cancelled) pursuant to:
Stock options exercised	13,333	16,666	31,667	66,584
Repurchase of shares under substantial issuer bid	—	—	(9,002,383)	(45,048,658)
Repurchase of shares under normal course issuer bid	(188,309)	(205,486)	(813,466)	(1,421,523)
Deficit reduction pursuant to special resolution	—	—	—	(40,266,401)

Balance, end of period	9,462,257	$10,327,544	9,637,233	$10,516,344

Pursuant to the normal course issuer bid which began on February 7, 2007 and ends on February 6, 2008, the Company is authorized to repurchase and cancel up to 10% of the public float of the shares. In fiscal 2008, under this normal course issuer bid, the Company repurchased and cancelled 188,309 common shares for cash consideration of $572,943. During fiscal 2007, under this normal course issuer bid, the Company repurchased and cancelled 813,466 common shares for cash consideration of $2,823,058.

6.	Share capital (continued)
Pursuant to the terms of a substantial issuer bid via a modified “Dutch Auction” which began on September 15, 2006 and ended on January 24, 2007, the Company repurchased, for cancellation, 9,002,383 shares at price of US$2.70 (CDN$3.19) per share. Costs associated with the substantial issuer bid were approximately $1,476,000.
On March 30, 2007, shareholders of the Company approved a special resolution to reduce the stated capital of the common shares of the Company by $40,266,401. The reduction in share capital was applied against the opening deficit in the same amount.
On March 30, 2007, the shareholders of the Company also approved a special resolution to amend the Articles of the Company to remove the maximum number of common shares that the Company is authorized to issue and to provide that, after giving effect to the foregoing, the Company is authorized to issue an unlimited number of common shares. Prior to the amendment of its Articles, the Company was authorized to issue 40 million common shares.
7.	Segmented information
Summary of financial information concerning the Company’s operating segments shown in the following tables:
(a) Three months operating results

	For the three months ended
	December 31, 2007
	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

Net revenue	$3,668,929	$1,021,961	—	$4,690,890

Operating expenses:
Salaries and benefits	2,491,937	372,509	352,078	3,216,524
General and administrative	381,202	104,951	301,167	787,320
Occupancy costs	217,252	18,798	(78,943)	157,107

Depreciation	97,865	4,017	85,664	187,546

Interest (income) expense	(4,999)	—	14,962	9,963

Earnings (loss) before income taxes	485,671	521,687	(674,929)	332,430

Income tax recovery				(25,780)

Net earnings				$358,210

7. Segmented information (continued)

For the three months ended
December 31, 2006

	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

Net revenue	$2,568,584	2,443,784	—	$5,012,368

Operating expenses:
Salaries and benefits	1,671,167	381,326	443,645	2,496,138
General and administrative	183,504	131,153	327,062	641,719
Occupancy costs	206,120	23,320	(45,197)	184,243

Depreciation	102,241	4,589	84,606	191,436

Investment earnings	—	—	(307,500)	(307,500)

Interest expense	5,227	—	8,084	13,311

Earnings (loss) before income taxes	400,325	1,903,396	(510,700)	1,793,021

Income tax expense				205,150

Net earnings				$1,587,871

(b) Summary of total assets

	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

December 31, 2007	$11,562,684	$34,077,749	$4,690,133	$50,330,566

September 30, 2007	$11,411,256	$34,948,296	$4,432,762	$50,792,314

8.	Subsequent events

During the quarter, the Company reached agreement on the settlement of all amounts relating to the sale of its wholly owned subsidiary, ECG (UK) and related business and all the assets of Watt Gilchrist Limited and Parker Williams Design Limited. No claims were made against the amounts held in escrow. On January 9, 2008, the Company received $2,834,568, representing the withheld amount plus accrued interest.

Envoy Capital Group Inc.
Management Discussion and Analysis
First Quarter of Fiscal 2008
February 7, 2008
This section of our interim report sets forth Management’s Discussion and Analysis (“MD&A”) of the financial performance of Envoy Capital Group Inc. (“Envoy”, “the Company”,“we” or “us”) for the three month period ended December 31, 2007 compared to the three month period ended December 31, 2006.
The analysis should be read in conjunction with the unaudited interim consolidated financial statements (the “Financial Statements”) for the period ended December 31, 2007, including the accompanying notes, which are presented elsewhere in this report as well as the annual audited consolidated financial statements and the MD&A presented in the Annual Report to Shareholders for the year ended September 30, 2007
The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to the Company, is included in Note 20 to the September 30, 2007 year end audited financial statements.
The discussion, analysis and financial review are presented in the following sections:
1. Executive Summary
2. Results of Operations
3. Summary of Quarterly Results
4. Commitments and Contractual Obligations
5. Liquidity and Capital Resources
6. Related Party Transactions
7. Critical Accounting Policies
8. Risks and Uncertainties
9. Evaluation of Disclosure Controls and Procedures
10. Updated Share Information
11. Other Information
12. Forward Looking Statements
1. EXECUTIVE SUMMARY
Envoy conducts its business through two reportable operating segments: the Consumer and Retail Branding Group and the Merchant Banking Group. In addition, Envoy has a “Corporate Group” which provides certain administrative, accounting, financial, regulatory reporting and legal functions.

Corporate Overview
At the Company’s annual general meeting held on March 30, 2007 the shareholders voted to amend the corporation’s articles of incorporation by changing its name to Envoy Capital Group Inc. and removing the maximum number of common shares that the corporation is authorized to issue. In addition, the shareholders also voted to reduce the stated capital of the corporation’s common shares by $40.3 million for the purpose of eliminating the deficit on the consolidated balance sheet of the corporation as at September 30, 2006.
On September 15, 2006, the Company announced its intention to repurchase its common shares under a substantial issuer bid in the form of a modified “Dutch Auction” tender offer. On January 24, 2007, pursuant to this Dutch Auction tender offer, the Company announced that it would take up and pay for the shares at a purchase price of US$2.70 (CDN$3.19) per share for a total purchase price of US$24.4 million (CDN$28.7 million). Costs relating to the offering totaled approximately $1.5 million. On January 30, 2007 the Company took up and paid for 9,002,383 shares. Payment for the shares was made from available cash on hand.
On February 5, 2007 the Company announced that the Toronto Stock Exchange had accepted its notice of intention to purchase from time to time, if considered advisable, up to an aggregate of 1,001,818 common shares over the next twelve month period. Purchases were approved to commence on February 7, 2007 and will conclude on the earlier of the date on which purchases under the bid have been completed and February 6, 2008. During the reporting period ending December 31, 2007 Envoy repurchased and cancelled 188,309 common shares for cash consideration of $0.6 million. The average price of the shares repurchased during this period was $3.04 per share. During fiscal 2007, under this normal course issuer bid, the Company repurchased and cancelled 813,466 common shares for cash consideration of $2.8 million, or $3.47 per share.
On February 5, 2008, the Company announced that the Toronto Stock Exchange had accepted its notice of intention to purchase from time to time, if considered advisable, up to an aggregate of 903,880 common shares over the subsequent twelve month period. Purchases were approved to commence on February 7, 2008 and will conclude on the earlier of the date on which purchases under the bid have been completed and February 6, 2009.
Based on the 2007 year-end financial statements, the Company confirms that it will be characterized as a passive foreign investment company (“PFIC”) under the U.S. Internal Revenue Code for the fiscal year ended September 30, 2007, and may be a PFIC for subsequent fiscal years
The application of the PFIC rules is complex. U.S. shareholders are urged to consult their own tax advisors about the U.S. federal income tax consequences of owning and disposing of stock in a PFIC, and about the advisability, procedure and timing of their making any of the available tax elections, including a “qualified electing fund” or “mark-to-market” elections. U.S. shareholders who choose to make a QEF election should refer to the Envoy website at www.envoy.to following Envoy’s fiscal year end in order to receive the necessary financial information.

Consumer and Retail Branding Overview
The operations of the Branding Group are carried out through Envoy’s wholly owned Canadian subsidiary, Watt International Inc. (“Watt”). Watt’s services, including brand strategy and design, retail consulting and package design, are provided to a broad range of customers in various segments of the market. Watt is recognized in the industry as a strategically driven agency positioned to retain and service existing clients by providing innovative solutions in domestic and international markets.
Operating costs for the Branding business are comprised of salaries and benefits, general and administrative expenses and occupancy costs. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology, professional services and foreign exchange. Occupancy costs represent the costs of leasing and maintaining company premises.
Because the Branding business operates in a service business, management monitors these operating costs on a percentage of revenue basis. Salaries and benefits tend to fluctuate in conjunction with revenues. To avoid adding permanent overhead, management uses contract labour whenever possible to manage the business through short term periods of heavy workflow. Occupancy costs and general and administrative expenses are not directly related to servicing clients and therefore tend not to increase or decrease in direct proportion to revenue fluctuations because a significant portion of these expenses are relatively fixed.
Merchant Banking Overview
In Fiscal 2006 Envoy announced that its board of directors approved the launch of Envoy Capital Group. Envoy Capital Group is a merchant banking organization focused on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy believes that there is a need for merchant banking services in this segment of the market and Envoy is uniquely positioned to satisfy this need. Envoy has made several successful equity investments in recent years and has demonstrated an ability to identify and to add value to small and mid-cap companies in need of capital.
Envoy Capital Group’s mission is to build wealth and its investment strategy is to generate both yield and growth in a tax-efficient manner, while preserving capital. Its goal is to deliver superior returns on a consistent basis and to create value for its shareholders.

2. RESULTS OF OPERATIONS
Three Months Ended December 31, 2007 Compared To Three Months Ended December 31, 2006
On a consolidated basis, the net income for the first quarter of fiscal 2008 was $0.4 million compared with $1.6 million for the first quarter of fiscal 2007.
On a fully diluted per share basis the net income for this year’s first quarter was $.04 per share compared to $.08 per share last year.
Consumer and Retail Branding Segment
Net revenue for the Branding Segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.
The breakdown of net revenue is as follows:

	Net revenue for the three months ended December 31
	(in millions)
By type of service:	2007	% of total	2006	% of total
Consumer and retail branding	$3.7	100%	$2.6	100%

By customer location:	2007	% of total	2006	% of total
USA and South America	$1.4	37%	$0.7	28%
Canada	1.3	35%	1.2	45%
Middle East and Asia	1.0	28%	0.7	27%

	$3.7	100%	$2.6	100%

Net revenue for the three months ended December 31, 2007 was $3.7 million, compared to $2.6 million for the three months ended December 31, 2006, an increase of $1.1 million or 43%. The reasons for the increase in net revenue from last year to this year was several new business wins as well as growth in existing client revenue. The Consumer Brands component has continued to add both strategic and creative accounts to complement its existing client base. A focus of the unit over the last two years was to develop a more diverse portfolio of clients in order to reduce its exposure to any particular industry — a strategy that is coming to fruition. The Retail Branding component continues to grow its international client base with an ongoing focus on high growth areas such as Dubai, UAE. The unit also has significant plans for the newly created office in China, while continuing to nurture and develop relationships with existing domestic and U.S. based customers.
Net revenue from U.S. and South American based customers increased by approximately $0.7 million for the first quarter of fiscal 2008 as compared to the same period last year, while net revenue from Canadian customers increased by $0.1 million. Net revenue from the Middle East and Asian region increased $0.3 million in the first quarter of 2008 compared to the same quarter of 2007. As client spending patterns vary by region and by season the Company’s geographic revenue will also shift from quarter to quarter.
Operating expenses, excluding depreciation, for the first quarter of 2008 were $3.1 million, compared with $2.1 million for the first quarter of fiscal 2007, primarily as a result of increased labour costs. Expressed as a percentage of revenue, operating expenses for the first quarter of fiscal 2008 and 2007 were similar, at 84.1% and 80.4%, respectively.
Salaries and benefits expenses for the current quarter were $2.5 million compared to $1.7 million for the first quarter last year, an increase of $0.8 million. Salaries and benefits expense as a percent of net revenue was 67.9% for this year’s first quarter compared to 65.1% for the same period last year. Salaries and benefits expenses in the both periods are within acceptable levels and management continues to actively manage the labour pool to achieve maximum efficiency.
General and administrative expenses were $0.4 million in the first quarter of fiscal 2008 compared to $0.2 million for the same period last year. Approximately half of the increase in costs in the current period were foreign currency losses, while the other half of the increase was due to additional expenditures on new business initiatives to continue to promote the revenue growth.
Occupancy costs for both the current quarter and the same period last year were $0.2 million. Occupancy costs as a percent of net revenue were 5.9% this year compared to 8.0% last year.
Depreciation expense for the three months ended December 31, 2007 and three months ended December 31, 2006 was $0.1 million.
Interest expense was negligible for the three months ended December 31, 2007 and for the same period last year.
Merchant Banking Segment
Investment income from merchant banking activities includes realized and unrealized gains and losses from the Company’s investments plus interest and dividend income earned during the period.
Net revenue for the merchant banking division was $1.0 million for the three month period ended December 31, 2007, compared to $2.4 million for the same period last year. As the Company maintains a significant portion of its portfolio in publicly traded securities, it generated a substantial increase in the value of its investments during the first quarter of fiscal 2007, buoyed by an overall market advance in most sectors. In the current period, the general market was considerably weaker, with most indexes showing losses for the period. Envoy adopted a somewhat defensive stance in its investments going into the current period and was able to preserve capital and generate positive returns. This investment approach is expected to continue so long as there is considerable uncertainty in the market. The Company has been able to avoid losses related to Asset-Backed Commercial Paper as we do not have, and have not had, any exposure to this type of investment.
Envoy was able to generate a return of 3.1% on its capital base in the first quarter of fiscal 2008, compared with approximately 7% in the same quarter last year. Investment gains for the current quarter were $0.7 million compared to $2.2 million for the same period last year. Most of the decrease was due to general market conditions, however, the Company also employed less capital during the first quarter of fiscal 2008 compared to the same period last year. Cash used for the Company’s share buyback program reduced the capital pool for investment, and the Company also made a conscious decision to maintain a larger-than-normal cash position. As a result, interest income for the current quarter was $0.3 million compared to $0.2 million for the same period last year.
Going forward, investment gains will be a function of general market and economic conditions as well as the success of individual securities selected for investment. Accordingly, the income generated from such investment activity is unlikely to be consistent from period to period.
Operating expenses, excluding depreciation, were $0.5 million for both the current quarter and the same period last year. Much of the operating expenses are fixed in nature, thus profitability is typically a function of revenue generated.
Salaries and benefits expenses for the current quarter were $0.4 million for the first quarter of fiscal 2008 and for the same period last year, while general and administrative expenses were $0.1 million in both the current quarter and the same quarter last year.
Occupancy costs and depreciation expense were minimal for both the current quarter and the same period last year at less than $0.1 million.
Corporate
Corporate expenses include salaries and benefits for the accounting, financial and administrative functions of Envoy. In addition, the corporate expenses include the costs of regulatory compliance such as audit and legal expenses, board fees, listing fees and shareholder relations. Costs incurred by the corporate component during the quarter totaled approximately $0.7 million, compared to $0.5 million for the first quarter last year. However, the prior year period costs included approximately $0.3 million in interest income as a result of cash set aside to fund the Company’s substantial issuer bid which closed in January 2007. As there is no similar event this year, no interest income was generated.
Income Taxes
There was a small income tax recovery for the period as a result of a refund for taxes paid in a prior period. The reason for the disparity from the substantially enacted tax rate of 33% was an adjustment to the future value of the tax asset based on the Company’s results for the first quarter. The current value of the tax asset reflects management’s assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods.
Net earnings (loss)
Net earnings for the three months ended December 31, 2007 was $0.4 million, compared to $1.6 million for the three months ended December 31, 2006. On a per share basis the net earnings in the current quarter were $.04 per share compared to $.08 per share last year.
The earnings per share calculations are based on fully diluted weighted average shares outstanding of 9,504,467 for the current quarter compared to 19,437,820 in the same period last year.

3. SUMMARY OF QUARTERLY RESULTS

	Q1 2008	Q4 2007	Q3 2007	Q2 2007

Net revenue	$4.7 million	$4.5 million	$4.3 million	$3.8 million

Net earnings (loss):
From continuing operations	$0.36 million	($0.01) million	$0.20 million	$0.86 million
Including discontinued operations	$0.36 million	$0.36 million	$0.20 million	$0.86 million

Net earnings (loss) per share
From continuing operations
Basic	$0.04	$0.00	$0.02	$0.07
Diluted	$0.04	$0.00	$0.02	$0.07
Including discontinued operations
Basic	$0.04	$0.04	$0.02	$0.07
Diluted	$0.04	$0.04	$0.02	$0.07

	Q1 2007	Q4 2006	Q3 2006	Q2 2006

Net revenue	$5.0 million	$2.5 million	$5.5 million	$3.8 million

Net earnings (loss):
From continuing operations	$1.59 million	($1.84) million	($1.51) million	($1.08) million
Including discontinued operations	$1.59 million	$4.82 million	($1.12) million	($0.43) million

Net earnings (loss) per share
From continuing operations
Basic	$0.08	($0.10)	($0.07)	($0.05)
Diluted	$0.08	($0.10)	($0.07)	($0.05)
Including discontinued operations
Basic	$0.08	$0.23	($0.05)	($0.02)
Diluted	$0.08	$0.23	($0.05)	($0.02)

4. COMMITMENTS AND CONTRACTUAL OBLIGATIONS
Set out below is a summary of the amounts due and committed under contractual obligations at December 31, 2007:

	Total	Due in year 1	Due in year 2	Due in year 3

Operating leases	$1,748,731	$832,148	$727,846	$188,737
Long term debt	135,794	88,651	47,143	—

Total contractual cash obligations	$1,884,525	$920,799	$774,989	$188,737
5. LIQUIDITY AND CAPITAL RESOURCES
As at December 31, 2007, Envoy had working capital of $33.3 million, the same amount as at September 30, 2007. Included in working capital is an investment portfolio of marketable securities, the current portion of which was $26.0 million at December 31, 2007 and $27.6 million at September 30, 2007. Sales of investments were used to repurchase shares under the Company’s normal course issuer bid and to pay down the operating line of credit.
The Company’s asset base is currently highly liquid and has no exposure to Asset-Backed Commercial Paper or similar investments currently experiencing liquidity problems.
Approximately $2.0 million in cash was generated from operations during the three months ended December 31, 2007, compared to a nominal amount for the three months ended December 31, 2006. The main sources of funds were an increase in trade payables and customer deposits. The cash provided from continuing operations was used to finance an increase in accounts receivable in order to support the growth of the branding business.
The Company used funds from sales of its investments to repurchase 188,309 shares of the Company for cash consideration of $0.6 million pursuant to the normal course issuer bid.
The Company used excess cash, not otherwise deployed in investments, to repay a portion of its operating line of credit. The revolving credit facility is available up to a maximum of $2.0 million, which was almost fully utilized at September 30, 2007. The Company uses the operating line for day-to-day requirements only and has no current or expected future requirements for access to additional credit.
Also, in the first quarter of fiscal 2008, the Company used the proceeds from loans receivable mainly to fund capital asset purchases. In the same period last year, the Company used the loan proceeds to fund investments.

6. TRANSACTIONS WITH RELATED PARTIES
During fiscal 2006, ECG Properties Inc. (“ECGP”), a newly created wholly-owned subsidiary of the Company, entered into an agreement with an officer of the Company to jointly purchase three investment properties located on Queen Street West in Toronto. The agreement provided that the costs of acquisition, including legal fees, disbursements, land transfer taxes and development costs, be funded equally by both parties.
During the first quarter of fiscal 2007, the agreement was terminated and the Company purchased the related parties interest in the properties for a cash payment of $945,133 net of a loan receivable of $56,221.
In June 2007, ECGP sold one of its investment properties to an officer of the Company. The net selling price was $625,000.
Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.
7. CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The significant accounting policies used by Envoy in preparing its Financial Statements are described in Note 2 to the Financial Statements and should be read to ensure a proper understanding and evaluation of the estimates and judgements made by management in preparing those Financial Statements. Envoy’s Financial Statements are prepared in accordance with Canadian generally accepted accounting principles. Envoy also prepared a reconciliation to United States generally accepted accounting principles, which is included in Note 20 to the Financial Statements.
Inherent in the application of some of these policies is the judgment by management as to which of the various methods allowed under generally accepted accounting principles is the most appropriate to apply in the case of Envoy. As well, management must take appropriate estimates at the time the Financial Statements are prepared.
Although all of the policies identified in Note 2 to the Financial Statements are important in understanding the Financial Statements, the policies discussed below are considered by management to be central to understanding the Financial Statements, because of the higher level of measurement uncertainties involved in their application.
Goodwill
Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Goodwill is carried at cost, less impairment losses if any.
The Company uses a two-step impairment test on an annual basis, or when significant business changes have occurred that may have had an adverse impact on the fair value of the goodwill. To determine whether impairment has occurred, the fair value of the reporting unit is compared to its carrying amounts, including goodwill. When the fair value is in excess of its carrying amount, the goodwill is not considered to be impaired, and the second step of the impairment test is not necessary.
When the carrying amount of the reporting unit as determined in the first step exceeds the fair value, then the fair value of the goodwill is determined in the same manner as followed on a business combination. An impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds its fair value. It is not reversed in the event that the fair value subsequently increases.
Intangible assets
To determine the value of intangible assets acquired in an acquisition, the Company considers the expected impact on cash flows of the asset, the inherent uncertainty of estimates, and the time value of money. The intangible assets are amortized over a period considered to represent their useful life. Intangible assets are reviewed each year and if circumstances indicate that the carrying amounts may not be recoverable, a write-down would be charged to operations in the period.
Income Taxes
Envoy accounts for income taxes using the asset and liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the anticipated date of the reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets and liabilities are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future operating results and future tax rates could vary materially, and accordingly the value of income tax assets and liabilities could change by material amounts.
Revenue Recognition — Branding segment
The Company presents as net revenue its net commission and fee income earned as compensation for its services. Further, the balance sheet reflects the following:
(i)	deferred revenue representing fees billed and collected in advance of such fees being earned;

(ii)	unbilled accounts receivable representing fees earned but not yet billed as well as well as reimbursable pass-through costs; and

(iii)	work in process represents costs incurred on projects for which revenue has not yet been recognized for accounting purposes.
Included in work in process are charges for staff time at standard cost and fourth party charges. The standard cost rate provides for the recovery of actual labour and overhead costs incurred. The fourth party charges are for actual costs related to outsourced goods and services for specific projects.

Net revenue represents the Company’s compensation for its non-agency services and is recognized only when collection of such net revenue is probable. The Company’s nonagency projects are short-term in nature. Fees earned for non-agency services are recognized either upon the performance of the Company’s services when the Company earns a per-diem fee, or in the case of a fixed fee, when the Company’s services are substantially complete and accepted by the client. Fees earned but not yet billed are included in accounts receivable. Fees billed to clients in excess of fees recognized as net revenue are classified as deferred revenue.
Revenue Recognition — Merchant banking segment
Securities transactions are recorded on a trade-date basis. Realized gains and losses on disposal of investments and unrealized gains and losses in the value of investments are reflected in the consolidated statements of operations and are calculated on an average cost basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
Financial Instruments
Effective October 1, 2006, the Company adopted Canadian Institute of Chartered Accountants’ Handbook Section 3855 Financial Instruments — recognition and measurement (“CICA Section 3855”) and Section 3861 Financial Instruments — disclosure and presentation. CICA Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.
Under the new standards, financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose for which the financial instruments were acquired or issued, their characteristics and the Company’s designation of such instruments. The standards require that all financial assets be classified either as held-for-trading (“HFT”), available-for-sale (“AFS”), held-to-maturity (“HTM”), or loans and receivables. The standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS financial assets that do not have quoted market prices in an active market.
HFT financial assets are financial assets typically acquired for resale prior to maturity. They are measured at fair value at the balance sheet date. Interest and dividends earned, gains and losses realized on disposal and unrealized gains and losses from market fluctuations are included in net revenue for the period.
HTM financial assets are those non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables that an entity has the positive intention and ability to hold to maturity. These financial assets are measured at amortized cost.
AFS financial assets are those non-derivative financial assets that are designated as AFS, or that are not classified as loans and receivables, HTM investments or HFT. AFS financial assets are carried at fair value with unrealized gains and losses included in Other Comprehensive Income until realized when the cumulative gain or loss is recognized in net income.
Loans and receivables are accounted for at amortized cost using the effective interest method.
At each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.
(i) Publicly-traded investments:
Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.
Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer may be recorded at amounts discounted from market value. In determining whether a discount is appropriate for such investments, the Company considers the nature and length of the restriction, the business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.
(ii) Privately-held investments:
Securities in privately-held companies are recorded at fair value based on objective evidence including recent arm’s length transactions between knowledgeable, willing parties, such as significant subsequent equity financing by an unrelated, professional investor, discounted cash flow analysis, operational results, forecasts and other developments since acquisition.
8. RISKS AND UNCERTAINTIES
Envoy management monitors, understands and manages the risks associated with its business transactions and the general economic environment in which it operates. Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions. Envoy is subject to these risks and uncertainties and actively manages them as follows:
General economic conditions
The marketing and communication industry is cyclical and, as a result, it is subject to downturns in general economic conditions and changes in client business and marketing budgets. A significant portion of our business is with large multinational businesses, including large packaged goods companies and large food retailers who are less impacted by downturns in the economy. In an effort to offer our clients services on an international scale, and to manage our exposure to broad economic conditions, Envoy has diversified geographically, operating across North America, the Middle East and Asia.
Client concentration
The Company receives a significant portion of its revenues from a limited number of large clients. The loss of any such clients could adversely impact the Company’s prospects, business, financial condition and results of operations. For the three months ended December 31, 2007, the Company’s top three clients accounted for 36% of its consolidated net revenue, compared to 28% concentration in the top three clients for the first three months of fiscal 2007. The Company expects reliance on a limited number of its clients to continue into the future. The failure to achieve continued design wins from one or more of these significant clients, without adding new sources of net revenue, could have an adverse effect on the Company’s financial results.
Market risk
Market risk is the risk of loss of value in Envoy’s portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. The Company mitigates this risk by employing a professional investment manager and by ensuring that the portfolio is well diversified.
Foreign currency risk
Envoy is subject to currency risk through its activities in the United States. Unfavorable changes in the exchange rate may adversely affect the operating results of Envoy. Envoy does not currently use derivative instruments or foreign currency contracts to reduce its exposure to foreign currency risk, although the use of these instruments is currently being considered.
International exposure
The Company’s international operations are subject to a number of risks inherent in operating in different countries. These include, but are not limited to risks regarding restrictions on repatriation of earnings and changes in the political or economic conditions of a specific country or region, particularly in emerging markets. The occurrence of any of these events or conditions could adversely affect the Company’s ability to increase or maintain its operations in various countries.
Key personnel
Envoy’s success depends in part upon its ability to hire and retain key senior management and skilled technical, client service and creative personnel able to create and maintain solid relationships with clients. An inability to hire or retain qualified personnel could have a material adverse effect on Envoy. To reduce the risk of losing valued employees,

Envoy strives to maintain a positive work environment that values the contributions of its employees.
Credit risk
Envoy manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments. Management believes that Envoy is not subject to significant concentration of credit risk. As at December 31, 2007, Envoy had one customer, who represented 14% of accounts receivable and one customer who represented 19% of accounts receivable as at September 30, 2007.
Future investments
The Company identifies, assesses and reviews potential investment opportunities on an ongoing basis. As part of the review, the Company conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite the Company’s efforts, it may be unsuccessful in ascertaining or evaluating all such risks. As a result, it might not realize the intended advantages of any given investment and may not identify all of the risks relating to the investment which could adversely impact the Company’s business, operating results and financial condition.
9. EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings or other reports and recorded, processed, summarized and reported within the time periods specified as required by securities regulations. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2007 and, given the size of the Company and the involvement of the Chief Executive Officer, Chief Financial Officer and other senior management, believes that they are sufficient to provide reasonable assurance that the Company’s disclosures are compliant with securities regulations.
10. UPDATED SHARE INFORMATION
As at December 31, 2007, there were 9,462,257 common shares of Envoy issued and outstanding, compared to 9,637,233 issued and outstanding at September 30, 2007.
11. OTHER INFORMATION
Additional information relating to Envoy, including our Annual Information Form is available on SEDAR at www.sedar.com.

12. FORWARD LOOKING STATEMENTS
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent Envoy’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are beyond the control of Envoy. These factors could cause actual results to differ materially from such forward-looking statements. These factors include but are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in our industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in Envoy’s Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission, or Envoy’s Annual Information Form filed with the Canadian securities authorities. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions identify certain of such forward looking statements, which are valid only as of the date on which they are made. In particular, statements relating to future growth are forward looking statements. Envoy disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements

Shareholder Information

HEAD OFFICE
172 John Street
Toronto, Canada M5T 1X5
Telephone: (416) 593-1212
Facsimile: (416) 593-4434
DIRECTORS
John H. Bailey
B.Comm, J.D., LL.M
Barrister & Solicitor
David Parkes
President
David Parkes and Associates Inc.
Geoffrey B. Genovese
President, Chairman and
Chief Executive Officer
Envoy Capital Group Inc.
David I. Hull
President
Hull Life Insurance Agencies Inc.
Hugh Aird (Lead Director)
Vice-Chairman North America
Edelman
OFFICERS
Geoffrey B. Genovese
President, Chairman
and Chief Executive Officer
J. Joseph Leeder
Chief Financial Officer and Vice
President Mergers and Acquisitions
John H. Bailey
Executive Vice President
and Corporate Secretary
AUDIT COMMITTEE
David Parkes (Chair)
Hugh Aird
David I. Hull
COMPENSATION COMMITTEE
David I. Hull (Chair)
Hugh Aird
David Parkes
NOMINATING AND CORPORATE
GOVERNANCE COMMITTEE
David I. Hull (Chair)
Hugh Aird
David Parkes
TRANSFER AGENT
Computershare Trust
Company of Canada
100 University Avenue, 9th Floor
Toronto, Canada M5J 2Y1
AUDITORS
BDO Dunwoody LLP
60 Columbia Way, Suite 400
Markham, Canada L3R 0C9
BANKERS
RBC Royal Bank
200 Bay Street
Toronto, Canada M5J 2J5
LEGAL COUNSEL (CANADIAN)
Blake, Cassels & Graydon LLP
Box 25, Commerce Court West
Toronto, Canada M5L 1A9
LEGAL COUNSEL (USA)
Skadden, Arps, Slate, Meagher &
Flom LLP
PO Box 258, Suite 1750
Toronto, Canada M5K 1J5
INVESTOR RELATIONS
E-mail: info@envoy.to
Additional information is
available on our
Web site at www.envoy.to
STOCK TRADING INFORMATION
Toronto Stock Exchange: ECG
NASDAQ Exchange: ECGI